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05007436

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Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

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www.bakernet.com



APR 1 5 2005

8 April 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 29, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

dlw 4/25

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of March 29, 2005

1. Announcement re. Connected transaction, which was released on April 8, 2005
2. 2004 annual report



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

CONNECTED TRANSACTION

On 7th April, 2005, the Company, China Huadian (the Company's controlling shareholder) and certain other subsidiaries of China Huadian entered into the Agreement regarding the proposed establishment of Huadian Property.

The entering into of the Agreement constitutes a connected transaction of the Company. The transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

PROPOSED ESTABLISHMENT OF HUADIAN PROPERTY

Agreement

On 7th April, 2005, the Company, China Huadian and certain other subsidiaries of China Huadian entered into the Agreement for the proposed establishment of Huadian Property.

The Company is principally engaged in the business of generation and sale of electricity and heat. China Huadian and its other subsidiaries being parties to the Agreement are principally engaged in businesses related to power generation.

Huadian Property

Huadian Property is in the process of being established with a registered address located in Beijing, PRC. It is expected to be principally engaged in the business of property development and investment, and related activities. The establishment of Huadian Property is subject to registration or approval being obtained from relevant PRC regulatory authority(ies).

The registered capital of Huadian Property, as determined as a matter of commercial decision, will be RMB550 million, and the Company is expected to have a 30% equity interest in Huadian Property. Huadian Property, once established, is expected to be an associated company whose results, as currently anticipated, will be recorded in the Company's future accounts. The expected capital structure of Huadian Property is represented as follows:


Company
China Huadian
Certain other subsidiaries of China Huadian
30%
45%
25%
Huadian Property

Consideration and payment terms

Under the Agreement, the Company is required to contribute capital in cash amounting to a sum of RMB165 million (representing 30% of Huadian Property's expected registered capital) towards Huadian Property within five days after its proposed company name is approved by the relevant PRC regulatory authority, which approval is expected to be obtained as soon as possible in accordance with relevant PRC procedural and regulatory requirements. The Company's capital contribution is expected to be funded out of its internal resources. The Agreement does not provide for any other capital commitment or loan arrangement required by the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the establishment of Huadian Property. Huadian Property is expected to arrange for banking facilities with financial institutions to satisfy its future development and other investment or capital requirements if required, and it is currently believed that no guarantee is to be given by the Company.

Reasons for the transaction and benefits expected to accrue to Company

The proposed establishment of Huadian Property and the Company's investment in Huadian Property strategically signifies the expansion of the Company's business, and is expected to be beneficial to the Company in furthering its business pursuits and developments in the country. It is also believed that the investment will be able to promote the Company's position and further enhance its reputation in the industry.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

Connected transaction

China Huadian (the Company's controlling shareholder) and its other subsidiaries being parties to the Agreement are connected persons of the Company for the purposes of the Listing Rules. The entering into of the Agreement by the Company, China Huadian and its other relevant subsidiaries therefore constitutes a connected transaction of the Company. The transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the agreement dated 7th April, 2005 among the Company, China Huadian and certain other subsidiaries of China Huadian in respect of the proposed establishment of Huadian Property;
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively;
"Directors"	means the directors of the Company;
"Huadian Property"	means a limited liability company to be established in the PRC, which is proposed to be known as 華電置業有限公司 Huadian Property Co. Ltd.*;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China; and
"RMB"	means Renminbi, the lawful currency of the PRC.

By order of the board of Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

The Directors, as at the date of this announcement, are He Gong (Chairman), Da Hongxing (Executive Director), Zhu Chongli (Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Peng Xingyu (Non-executive Director), Zhang Bingju (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director) and Wang Chuanshun (Independent non-executive Director).

Shandong, the PRC
7th April, 2005

* *For identification only*